FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2004

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report, dated November 4, 2004, by Compañía de Minas Buenaventura S.A.A. (the "Company") discloses Minera Yanacocha S.R.L. ("Yanacocha") request for the revocation of its Cerro Quilish drilling permit to enable it to further explore and define the Cerro Quilish deposit.

In October 2000, the Provincial Municipality of Cajamarca enacted an ordinance declaring Cerro Quilish and its watershed to be a reserved and natural protected area. Cerro Quilish is an ore deposit that contains reserves of 1.6 million equity ounces and is located in the same watershed as the City of Cajamarca. Minera Yanacocha S.R.L. ("Yanacocha"). challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. The case was heard in early 2003, and on April 30, 2003, the Constitutional Tribunal issued a decision holding that, because Yanacocha acquired the mining concessions in the Cerro Quilish area many years before the adoption of the contested ordinance, its rights were not impacted by the ordinance. On May 8, 2003, the Constitutional Tribunal reaffirmed its ruling in this mater.

Yanacocha is committed to completing a full environmental impact study prior to initiating any development at Cerro Quilish, and will adopt mitigation measures necessary to protect the quality and quantity of the water supply of the City of Cajamarca. While the central government has the primary responsibility and the necessary technical expertise to regulate this matter, the Company is also committed to working with the local government and other affected stakeholders in completing the required studies and designing and implementing any necessary mitigation measures.

In the third quarter 2004, Yanacocha received a drilling permit for the Cerro Quilish deposit and commenced drilling activities to further define the deposit. During September 2004, individuals from the Cajamarca region conducted a sustained blockade of the road between the City of Cajamarca and the mine site, in protest of these exploration activities. Yanacocha suspended all drilling activities at Cerro Quilish and the blockade was resolved. Yanacocha has now requested the revocation of its Cerro Quilish drilling permit, and the Company will reevaluate, as part of its year end reserve estimation process, whether the deposit's 1.6 million equity gold ounces should remain in reserves.

Cautionary Statement

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ,that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company's, Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, legal and social developments. For a more detailed discussion of such risks and other factors, see the company's 2003 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company's other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any "forward-looking statement," to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: November 4, 2004